Certain portions of this summary have been redacted as such portions are not material and the type of information that the Company treats as private or confidential.

SUMMARY IN ENGLISH

OF

LEASE AGREEMENT DATED JANUARY 16, 2025 BETWEEN BIOHARVEST ISRAEL LTD. AND SUGART LTD. (IN HEBREW)

1.Introduction and Interpretation

2.Rental period

(a)The rental period is for a duration of 12 consecutive calendar months, starting from September 1, 2024, until September 1, 2025 (hereinafter referred to as the "first rental period").

(b)BioHarvest Israel Ltd. (the “Tenant”) will be responsible for any damage caused by him and obliged to insure at his own expense the equipment and/or materials and/or his employees and/or contractors on his behalf, including product liability, against any damage that may be caused to them and/or to a third party, and to provide a copy of the policies upon request.

(c)The Tenant shall be entitled to extend the lease for an additional 2 rental periods of each for 6 additional months. (hereinafter referred to as "the additional periods"), subject to the following: starting from the end of the first rental period to meet all the cumulative conditions as follows:

(i)Up to 90 days before the end of the previous rental period, the Tenant provided written notice to Sugart Ltd. (the “Landlord”), stating its intention to extend the lease.

(ii)The Tenant did not breach this agreement during the first rental period with a substantial breach, which was not corrected after written notice by the Landlord of at least 14 days.

(iii)All provisions of the agreement shall be extended and apply during the additional periods.

(iv)All terms of the agreement shall apply during the additional periods with changes required according to the circumstances, and subject to the modification regarding rental fees noted in item 3.

(v)The additional period and the 2 additional periods (if and to the extent implemented) – shall be collectively referred to hereinafter as "the rental periods."

3.Rental Fees

Rental amounts shall be prepaid monthly, on the first day of each calendar month, along with index linkage differences and including VAT as defined below:

“Rental Amount” – As detailed in Appendix 2 (an aggregate amount of NIS 100,875).

"Index" - The Consumer Price Index published by the Central Bureau of Statistics and/or any other body that may replace it.

"Base Index" - The index for the month of September 2024, published on October 15, 2024, which is 108.6 points.

"The New Index" - The index known at the time of each actual payment of any amount under this agreement.

"Index Linkage Differences" - The difference between the new index and the base index, divided by the base index and multiplied by the rental amount. The difference could be positive or negative.

The rental fees along with the index linkage differences – shall be collectively referred to hereinafter as “the rental fees”.

The rental fees along with VAT - shall be collectively referred to hereinafter as “the receipt amount”.

Both parties agreed on rounding the receipt amount to the nearest whole Shekel.

At the beginning of the first additional rental period, the rental fees will increase in line with the increase in the index. At the beginning of the second additional rental period, the rental fees will increase in line with the increase in the index and with an additional increase of 10% over the monthly rental fees paid in the last month of the previous rental period.

4.Rental Fees

5.Bank Guarantee

6.Adjustment

7.Use of Lease

8.Acquisition of Permits

9.Electricity, Water and Telephone

10.Rental Property, Maintenance, Repairs and Warranties

11.Adjustment Work in the Rental Property to be Carried Out During the Rental Period

12.Public Areas and Common Property

13.Manufacturer’s Licence

14.Maintaining the Lease; Changes to the Lease

15.Prevention of Nuisance

16.Entrance to the Rental Property

17.Transfer of Rights

18.Evacuation

19.Tenant’s Payment Obligations

20.Cancellation of the Agreement

21.Repayment of Tenant Debts

22.Taxes, Fees and Charges

23.Tenant Protection Law

24.Expenses of the Lease Agreement

25.Linkage and Interest

26.VAT

27.Jurisdiction

28.Legal Enforcement

29.Non-Offsetting of Payments

30.Supervision

31.Amendments

32.Management Agreement

33.Force Majeure

34.Notices

Appendix 1 (Section (1)(d) of the Lease Agreement)

[Description of Leased Property]

Appendix 2 (Section 3(a) of the Lease Agreement)

[Rental Fee Table]

Appendix 3 (Section 5(a)(1) of the Lease Agreement)

[Form of Bank Guarantee]

Appendix 4 (Section 10(d) of the Lease Agreement)

[Regulations Governing Operations]

Appendix 5 (Section 32 of the Lease Agreement)

[Form of Management Agreement]

Appendix 6 (Insurance)

[Insurance]